April 25, 2014

Time Inc.

Amendment No. 2 to Form 10

File No. 001-36218

Dear Mr. Webb:

We refer to the letter dated March 18, 2014 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to Time Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form 10, File No. 001-36218, filed on March 7, 2014 (as so amended, the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 3 to the Registration Statement (the “Amendment”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the previously filed Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Information Statement.

Exhibit 99.1

Certain Relationships and Related Party Transactions, page 116

Separation and Distribution Agreement, page 116

Internal Reorganization, page 116

1.	Please revise on page 117 to disclose the principal amount of the IPC amount and the total dollar amount that will constitute the repayment of that note.

Response: The Company has revised its disclosure on page 128 to address the Staff’s comment.

2.	Please refer to “the issuance of debt securities by us to third-party investors” and “the establishment by us of a term loan and revolving commitments” on page 117. To the extent known please disclose the terms of these agreements including principal amounts, dates of maturity, interest rates, and lenders.

Response: The Company has revised its disclosure on pages 71 to 73 and F-35 to address the Staff’s comment.

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Please contact me at (212) 474-1788 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eschiele@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Sincerely,

/s/ Eric L. Schiele

Eric L. Schiele, Esq.

Max A. Webb

    Assistant Director

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street N.E.

                    Washington, D.C. 20549-3628

Copies to:

Theresa Messinese

    U.S. Securities and Exchange Commission

        Division of Corporation Finance

            100 F Street N.E.

                Washington, D.C. 20549-3628

John Dana Brown

    U.S. Securities and Exchange Commission

        Division of Corporation Finance

            100 F Street N.E.

                Washington, D.C. 20549-3628

Lyn Shenk

    U.S. Securities and Exchange Commission

        Division of Corporation Finance

            100 F Street N.E.

                Washington, D.C. 20549-3628

Joseph A. Ripp

    Chief Executive Officer

        Time Inc.

            1271 Avenue of the Americas

                New York, New York 10020

Encls.

FEDERAL EXPRESS

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